ANNUAL REPORT

Heroic Enterprises, Public Benefit Corporation



5900 Balcones Drive
STE 13912
Austin, Texas 78731
(737) 234-0198

www.heroic.us

In this annual report, the terms "Heroic", "the company", "we", "us" and "our" refer to Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation, and its consolidated subsidiaries. The company, having offered and sold preferred stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. A copy of this annual report may be found on the company's website at www.heroic.us/c-ar.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are currently offered via web-based and mobile platforms directly to our customers. John Mackey, co-founder & former CEO of Whole Foods Market, says that "Heroic is the best self-development platform in the world."

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Our Founder and Chairman, Brian Johnson, was also the CEO and founder of Optimize. The Crowdfunding SPV, Heroic CF SPV, LLC was organized on April 21, 2022, and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Principal Products

The company currently offers monthly and annual membership products, training programs (available for a one-time fee (or payment-plan) and completion of required curriculum), a Workshop Instructor Training program (available for a one-time fee and completion of an in-person training event), and tickets to live in-person events. The company's products and programs are delivered via mobile apps (iOS + Android) and a web-based platform. Events and live training are delivered in-person.

No individual customer represents a significant portion of revenue.

Heroic Premium Membership

Heroic Premium is a paid membership to our social training platform that empowers people to move from theory to practice to mastery together so they can show up more consistently as the best, most heroic versions of themselves. The product was released on iOS on April 9, 2022 and on Android two months later. Since then, the company has added many features to the product, including search, meditations, all the content acquired from Optimize (Philosopher's Notes, +1s, and 101 Classes), and social community engagement. The company plans to introduce new features in the future.

As of the date of this Report, the Heroic Premium membership subscription retails for $16.99/month and $149.99/year, with a Lifetime Membership option for $499.99. The actual monthly, annual, or lifetime membership may be higher or lower than the current price. The company has in the past conducted and intends in the future to conduct promotional pricing.

Heroic Elite

Heroic Elite is a 101-day training program designed to empower individuals to unlock their full potential through disciplined action, optimized energy, and unwavering focus. The program includes a curriculum of digital content, access to daily live coaching calls for personalized support, and additional features in the mobile app. The product was introduced in December 2024. As of the date of this Report, Heroic Elite retails for $1,000.

Heroic Coach

Heroic Coach is a 300-day certification program for helping people to become the best versions of themselves, in service to something bigger than themselves, while learning to help others do the same. The program includes a guided, cohort-completed curriculum of digital content (video lessons, worksheets, reflections, and practices) and access to live coaching calls for individualized support. As of the date of this Report, Heroic Coach retails for $4,999.00 (with payment-plan options available). This gives participants lifetime access to course content plus one year of access to live coaching sessions, and connection with a small group of other participants for accountability/support. The company plans to offer additional access to live coaching sessions separately. The company has in the past conducted and intends in the future to conduct promotional pricing.

Over 14,000 people from 115+ countries have joined Heroic Coach. The program is delivered via mobile apps, a web-based platform, and video-conferencing software.

Heroic Workshop Instructor Training

Heroic Workshop Instructor training is a training program to certify individuals to deliver transformational group workshops (in-person or virtually) using the Heroic framework. The training is primarily conducted in-person over a multi-day event, with additional aspects of training taking place before and after the event via video conferencing and digital training materials. As of the date of this Report, Heroic Workshop Instructor Training retails for $4,999.99.

Heroic Events

Heroic Events are live in-person events designed to create transformational experiences for our community. Events are delivered in-person at locations across the United States and beyond. Pricing for each event varies depending on duration, season, location, and event programming.

Additional Products

The company also offers Heroic 1-on-1 Performance Coaching, which provides the opportunity for organizations and individuals to receive personalized, 1-on-1 support from a certified Heroic Performance Coach. Participants get access to the Heroic Premium membership, a pre-determined number of 50-minute coaching sessions (delivered virtually via video-conferencing or phone) each month, and text/email support from their coach in-between sessions. As of the date of this Report, Heroic 1-on-1 Performance Coaching is priced on a per-contract basis for organizational/enterprise clients and is offered at $300/month for the consumer market.

The company also sold a product, Heroic Mastery, starting in January 2023. This product provided people with access to live coaching sessions and a curriculum of digital content (video lessons, worksheets, reflections, and practices). As of the date of this Report, the company is not actively promoting this product, though it may choose to do so again in the future.

Enterprise Partnerships

Heroic began prioritizing enterprise partnerships in 2023. These partnerships are formed to help companies and organizations increase their performance by increasing the flourishing of their employees and teams. Enterprise client relationships are set up to deliver a range of products and services to the organization, including Heroic Premium memberships, Heroic Coach program enrollments, access to 1-on-1 Heroic Performance Coaches for employees, keynote speeches, workshop events, and virtually delivered onboarding, training, and coaching sessions.

Heroic expanded on existing corporate relationships this year while exploring how to refine its offering. The company plans to use the data gathered to continue expanding the impact of this offering. The exact product offerings and fees charged will vary based on the individual organization and their needs.

The company may pursue additional Enterprise Partnerships in the future and may elect to expand or limit what it offers in future corporate partnerships.

Book Publishing

Heroic entered a publishing agreement with Blackstone Audio Inc. to publish, promote, and distribute books (print, audio, and e-book formats), starting with *Areté: Activate Your Heroic Potential*, a book written by Brian Johnson, Heroic's Founder + former CEO, which has sold over 75,000 copies. The proceeds from sales of these books will be split by Blackstone and Heroic subject to the agreement between the parties.

The company intends to publish additional books in the future.

Scholarship Program

Heroic renewed a fiscal sponsorship agreement with Realize Impact in October, 2024. The purpose of this agreement is to provide scholarships for memberships/enrollment into each of Heroic's educational offerings for individuals experiencing financial hardship. This agreement provides an opportunity for individuals, corporate partners, and foundations to donate funds tax-free to further the mission of Heroic. These funds must be used solely for the purposes of the project described in the agreement between Realize Impact and Heroic Enterprises. The company may elect to fund additional scholarships that are not directly supported by donated funds via Realize Impact.

Market

Heroic is a self-development product. Customers of Heroic are likely to be represented in the personal development industry. According to a study published by Precedence Research in 2025 (*Personal Development Market Size, Share, and Trends*) the global personal development industry was valued at $53.24 billion in 2025 and is predicted to reach $86.54 billion by 2034, expanding at a compound annual growth rate (CAGR) of 5.55% from 2025-2034.

Competition

The self-improvement industry is large and highly competitive. We compete with direct-to-consumer self-improvement app providers (such as MasterClass, Calm, Headspace and many smaller companies), online coaching programs and coach certification programs (such as Institute for Integrative Nutrition and Health Coach Institute), and B2B/B2C providers of online coaching services (such as BetterUp).

We respond to our competition by striving to create high-quality products, while backing up claims with empirical data.

Third-Party Service Providers

As a creator of digital products, our primary inputs are the intellectual and creative output of our internal team and partners. Our partners contribute to facets including product design and development, customer acquisition, financial reports, and infrastructure maintenance.

Notable partners have included MetaLab, the company with which we partnered to create the MVP of our Heroic social training platform. MetaLab played a role in designing and concepting for Slack, Tinder, and Uber Eats.

Employees

As of the date of this Report, we have 6 full-time employees. We adopted an equity incentive plan on September 8, 2021 (the "Plan"). The Plan was subsequently amended on March 8, 2025 to increase the number of shares available for issuance. 6,808,251 shares of the company's Series 1 Common Stock are currently eligible for issuance pursuant to the Plan. As of the date of this Report, there are stock options to purchase 4,333,422 shares of the Company's Series 1 Common Stock, in the aggregate, outstanding under the Plan.

We also engage contractors on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Heroic is subject to regulations that impact digital products and subscription payments. This environment has been stable in recent years. There are exceptions, however, including recent rule changes from the Reserve Bank of India (RBI) adding new requirements for companies to charge subscription/recurring payments. Given Heroic's global customer base, future regulatory changes in this space could impact how we collect revenue from our customers.

Intellectual Property

The company holds the following trademarks:

Type	Mark	Serial Number	Publication Date
Word	Heroic Public Benefit Corporation	90463027	September 7, 2021
Design		97333355	April 11, 2023
Word	HEROIC	98574611	March 18, 2025

The company has no other registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company's workforce is completely remote; the company does not currently lease any commercial space.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Brian Johnson	Founder and Chairman	November 13, 2020 - Present	Full time
Michael Balchan	CEO	December 1, 2024 – Present	Full time
Directors:			
Brian Johnson	Director	November 13, 2020 - Present	Full time
Significant Employees:			
Brian Maxfield	VP, Growth	July 1, 2024 - Present	Full time
Jana Dybinski	VP, Impact and Culture	September 30, 2021 – Present	Full time
Garrett Groszko	Head of Experience Design	February 1 - Present	Full time

Brian Johnson, Founder, Chairman, and Director

Brian Johnson is our Founder, Chairman, and a member of the Board of Directors. He has served in those positions (as well as CEO through December 2024) since the founding of the company in November 2020.

Johnson has spent half of the last twenty-five years as a Founder/CEO and the other half as a Philosopher. Prior to founding Heroic, he was the Philosopher and CEO of Optimize Enterprises, Public Benefit Corporation since its founding in February 2017.

As a Founder/CEO, Johnson has raised more than $20 million in funding. He built and sold two market-leading social platforms: eteamz (where he served as Founder & CEO from 1998-2001) that serves 3M teams worldwide including Little League Baseball and was sold to the Active Network in 2000 and Zaadz (where he served as Founder & CEO from 2004-2007) that raised $3 million from investors including John Mackey (CEO of Whole Foods) before selling to Gaiam (GAIA).

As a Philosopher, he's served tens of thousands of people from every country in the world, from 2008 to present date with the Philosopher's Notes, Optimize, and Heroic memberships, and has trained over 13,000 people from 115+ countries with the Heroic Coach program—which has been demonstrated to change lives.

He holds a B.A. degree in Psychology and Business (Phi Beta Kappa) from UCLA.

On September 7, 2021, Johnson entered into a proprietary information and inventions agreement with the company.

Michael Balchan, CEO and Head Coach

Michael Balchan is the CEO and Head Coach at Heroic. He was a part of Heroic's founding team and has served as CEO since December, 2024--and prior to that as President and Head Coach at Heroic since March 2024. Prior to Heroic, he was the President and Head Coach of Optimize Enterprises, Public Benefit Corporation.

Michael has worked closely with Heroic Founder and Chairman Brian Johnson since late 2018 when he helped to launch and lead our Coach certification program. He has been deeply involved in Heroic's strategy, product, execution, and team development.

Michael comes from a hands-on background applying Brian's teachings towards leadership and performance, including in financial derivative markets as a Senior Trader and Head of Training at Consolidated Trading (2009-2016), as well as through a private executive and leadership coaching practice (2016-2019).

He holds a B.A. degree in Economics from Harvard University.

On November 15, 2022, Balchan entered into a proprietary information and inventions agreement with the company.

Jana Dybinski, Vice President of Impact & Culture

Jana Dybinski has been Heroic's Vice President of Impact & Culture since September 2021, where she architects organizational culture, social-impact strategy, and global partnerships that amplify Heroic's values of conscious capitalism and human flourishing.

Before Heroic, Jana was VP of Impact & Culture at Optimize (before it was acquired by Heroic). Prior to that, she served as Vice President of Marketing & Culture at Rebel.com (2011-2019), where she oversaw brand strategy and company-wide culture programs, earning recognition in Ottawa's "40 Under 40" business awards.

She holds a Bachelor of Journalism degree from Carleton University.

Brian Maxfield, Vice President of Growth

Brian Maxfield has served as Heroic's Vice President of Growth since July 2024, leading new customer acquisition initiatives (marketing and sales) across Heroic's suite of products.

Prior to joining Heroic, Brian spent 15+ years as a serial entrepreneur, co-founding or advising 16 businesses in education, technology, events, and consumer products. Notable ventures include ODEA (Online & Digital Education Academy) (2020-2024), The Institute of Wedding and Event Design (2015-2024), RentalTrax LLC (2009-2018) and The Crystal Kayak Company (2009-Present). Brian has also served as a Professor in the International Business Department at Lambton College (2018-2024).

He holds a degree in Business Administration from George Brown College.

Garrett Groszko, Head of Experience Design

Garrett Groszko is Heroic's Head of Experience Design. He's led our product and brand experience across mobile, web, and live programs since joining the team in February 2025.

Prior to Heroic, Garrett Co-Founded My Better AI (2023-2025), was Director of Design at Noon (2021-2023), Global Product Design Leader at Cookpad (2018-2021). Garrett is a former Design Leader and Design Evangelist (EMEIA) at Apple, where he holds multiple patents. He takes pride in translating complex systems into intuitive, life-changing user experiences.

Garrett holds an M.F.A. in 3-D Animation & Visual Effects from the Academy of Art University and a B.A. in Art from The Ohio State University.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

During 2024 and 2023, a family member of the Company's Founder/Chairman provided the company with consulting services for $60,600 in both years. Such expenses were charged to operating expenses. $15,150 remained outstanding as of December 31, 2024 and was included in accounts payable on the balance sheet. There was no outstanding balance related to this account as of December 31, 2023.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

The company is a development-stage company.

Heroic was formed in 2020 and on September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Optimize made its first sales in 2017 and Heroic made its first sales in 2021. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Heroic's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Heroic will only be able to pay dividends once its directors determine that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are currently dependent on additional fundraising to sustain our ongoing operations. As our flagship Heroic product launched on April 9, 2022, and as we have been investing heavily in the research, design, and development for the product, we have a history of losses and have projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital, there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included a going concern note expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2024 and 2023. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in raising funds in any offering of securities or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy, or terminate its operations entirely.

The company may experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we may continue to incur net losses in the future. To date, we have funded our operations from both revenues and the sale of equity and debt securities and other financing arrangements. We may increase operating expenses as we implement our business strategy, which include product development and engineering, salaries and wages, legal and professional fees, advertising, event costs, customer support, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant additional revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. In addition, we may not achieve profitability before we have expended the proceeds to be raised in our securities offerings. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common stock, preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of holders of our Series Seed Preferred Stock. Furthermore, if and when the company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of its common stock and preferred stock, and the company may accept terms that restrict its ability to incur more debt.

The company depends on its founder.

The company depends on the skill and experience of our founder, Brian Johnson. If the company is not able to call upon Mr. Johnson for any reason, its operations and development could be harmed.

Competitors may be able to call on more resources than the company.

Although the company believes that the Heroic platform is unique, it is not the only self-improvement product on the market, and the company must compete with a number of other approaches. Additionally, competitors may replicate Heroic's business ideas and produce directly competing products. These competitors may be better capitalized than Heroic, which would give them a significant advantage.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

Our trademarks could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The company is vulnerable to hackers and cyber-attacks.

Although we are following industry best-practices on data privacy and infrastructure redundancy, any internet-based business may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on third-party technology providers (like Amazon Web Services) to provide some of our back-end technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to an Investment in Our Securities

There is no current market for the company's securities.

There is no formal marketplace for the resale of the company's securities. Our securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time.

The company is controlled by its founder.

The company's founder, Brian Johnson, currently holds approximately 90% of the company's voting stock, either individually or jointly with his wife. Holders of Series Seed Preferred Stock will not have the ability to control a vote by the stockholders or the board of directors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The custodial arrangement employed in the company's crowdfunding offering may raise issues for the company. No regulator has given their approval of the form of the arrangement with the custodian.

In 2021, the company conducted an offering of shares of its Series Seed Preferred Stock on the portal operated by Wefunder Portal LLC ("Wefunder") under Regulation Crowdfunding. In order to invest in that offering, investors agreed to become a party to a subscription agreement with the company, and a Custodian and Voting Agreement with XX Investments, LLC (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") holds title to the shares of Series Seed Preferred Stock for the benefit of the investor. The company chose to participate in the program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. As part of the Custodian and Voting Agreement, investors granted the Custodian the right to vote their shares purchased in the crowdfunding offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. The company relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If the arrangement with the Custodian is challenged by the Commission staff, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 20% of company's voting securities as of April 15, 2025:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power
Brian Johnson	14,794,791 shares of Series 2 Common Stock (1)	90.05%

(1) Mr. Johnson owns 10,095,763 shares of Series 2 Common Stock individually and 4,698,728 shares of Series 2 Common Stock jointly with his wife. Mr. Johnson holds 61.45% of the voting power individually and 28.60% of the voting power jointly with his wife.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2020, the company entered into several convertible note agreements for a total principal amount of $950,000. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

  On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

- During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

- In 2021, the company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes ("2021 Notes"). The company issued an aggregate principal amount of $4,209,375 of the 2021 Notes. Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into shares of Series 1 Common Stock. The conversion terms of the 2021 Notes were amended in September 2022 to change the formulas for conversion as described below in "Description of Capital Stock" below. In 2025, the 2021 Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2021 Notes was triggered and such notes were converted into 3,132,903 shares of Series A-1 Preferred Stock.

- In September 2022, the company's Board of Directors authorized the issuance of up to $1,000,000 in original principal amount of senior convertible notes ("2022 Notes"). In June 2023, the company's Board of Directors increased the amount of 2022 Notes the company was authorized to issue to $5,000,000. As of the date of this Report, the company sold $4,850,520 of the 2022 Notes. Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2025. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, each 2022 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2022 Note or repayment of such 2022 Note, the holder of such 2022 Note may elect that either: (a) the company will pay the holder of such 2022 Note the outstanding principal balance and unpaid accrued interest of such 2022 Note; or (b) such 2022 Note will convert into shares of Series 1 Common Stock. The Reg D Offering of the 2022 Notes is being conducted concurrently with our Regulation Crowdfunding offerings. In 2025, the 2022 Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2022 Notes was triggered and such notes were converted into 3,393,651 shares of Series A-1 Preferred Stock.

- In August 2022, the company was authorized by its Board of Directors to issue up to $5,000,000 in original principal amount of convertible notes ("2022 CF Notes"). The Company reduced the size of the offering to $1,000,000 in September 2022. The Company issued convertible promissory notes for an aggregate principal amount of $456,225 and $466,525 in 2023 and 2022, respectively, for an aggregate principal amount of $921,200 in the 2022 CF Notes. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2025. The 2022 CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2022 CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2022 CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the 2022 CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the 2022 CF Notes, 2023 CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company. In 2025, the 2022 CF Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2022 CF Notes was triggered and such notes were converted into 662,904 shares of Series A-1 Preferred Stock.

- In August 2023, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of convertible notes ("2023 CF Notes"). The Company issued convertible promissory notes for an aggregate principal amount of $54,621 in 2023 and $446,470 in 2024. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2025. The 2023 CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2023 CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2023 CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x)

$50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the 2023 CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the 2022 CF Notes, 2023 CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company. In 2025, the 2023 CF Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2023 CF Notes was triggered and such notes were converted into 341,390 shares of Series A-1 Preferred Stock.

- In March, 2025, the company was authorized by its Board of Directors to sell up to $10,100,000 of Series A Preferred Stock at a per-share price of $1.8890. As of April 30, 2025, the company has closed on $2,503,363 for 1,325,232 shares of Series A Preferred Stock.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Fourth Amended and Restated Certificate of Incorporation (the "Certificate") and does not purport to be complete and is qualified in its entirety by the Certificate and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Common Stock

The following is a description of the company's capital stock, including securities into which the CF Notes may convert in certain circumstances.

Voting Rights

Each share of Series 1 Common Stock has one vote and each share of Series 2 Common Stock has ten votes.

Election of Directors

The holders of the Common Stock and Preferred Stock, voting together as a single class, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders will be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Conversion of Series 2 Common Stock

Each share of Series 2 Common Stock is convertible into one (1) share of Series 1 Common Stock at the option of the holder. Each share of Series 2 Common Stock will convert automatically into one (1) share of Series 1 Common Stock upon (a) the affirmative vote of the holders of a majority in voting power of the outstanding Series 2 Common Stock or (b) a transfer of such share that is not a Permitted Transfer (as defined in the Certificate).

Preferred Stock

General

The company has the authority to issue up to 7,800,000 shares of Series Seed Preferred Stock, 5,400,000 shares of Series A Preferred Stock, and 7,300,000 shares of Series A-1 Preferred Stock. On March 12, 2025, the conversion of the 2021 Notes, 2022 Notes, 2022 CF Notes, and 2023 CF Notes was triggered resulting in such notes converting into 7,530,848 shares of Series A-1 Preferred Stock. Due to internal error, the company's Certificate did not authorize enough shares of Series A-1 Preferred Stock to be issued upon conversion of all the notes and was short 230,848 shares. The company has filed corrective documentation with the State of Delaware and anticipates the issue to be remedied within 2 – 6 weeks from the date of this report. Once the corrective documentation is effective, the company will be authorized to issue 7,600,000 shares of Series A-1 Preferred Stock. At such time and assuming no further sales of Series A Preferred Stock in the company's ongoing Regulation D offering, the company will have outstanding 7,752,170 shares of Series Seed Preferred Stock, 1,325,232 shares of Series A Preferred Stock and 7,530,848 shares of Series A-1 Preferred Stock.

Notice Rights regarding Dividends on Common Stock

The company may not declare, pay or set aside any dividends on shares of Common Stock unless at least 10 days' prior written notice is sent to the holders of Preferred Stock, provided that such notice requirement may be waived or shortened by the affirmative vote of the holders of a majority of the Preferred Stock.

Voting Rights

Each share of Preferred Stock has one vote.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets of the company to the holders of the Common Stock, an amount per share equal to $1.58035 for Series Seed Preferred Stock, $1.8890 for Series A Preferred Stock, and $1.5112 for Series A-1 Preferred Stock.

Conversion Rights

Each share of Preferred Stock is convertible at the option of the holder into one (1) share of Series 1 Common Stock, subject to adjustment. The Series Seed Preferred Stock will automatically be converted into Series 1 Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering or at the close of business on the date of adoption of a resolution to convert all of the outstanding shares of Preferred Stock by the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this annual report.

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are offered via web-based and mobile platforms directly to our customers. The company's business model is to sell monthly and annual recurring subscriptions (memberships) to the Heroic social training platform, access fees to its Heroic Coach program, and subscriptions (memberships) to its Heroic 1-on-1 Performance Coaching offering.

On September 30, 2021, the company merged with Optimize, with the company being the surviving entity. While Optimize was acquired in September 2021, as it was under common control, the merger was recognized retroactively in our financial statements as of and for the years ended December 31, 2020 and 2021 as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the periods presented in the financial statements.

The Crowdfunding SPV, Heroic CF SPV, LLC was organized in 2022 and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Results of Operations

Factors Affecting Operating Results

We currently generate revenue from Heroic Premium memberships (monthly and annual), access fees to the Heroic Coach program, tickets to in-person Events and Trainings. The company has in the past offered and intends in the future to also offer Lifetime memberships to both the Heroic social training platform to the Heroic Coach program. Before July 2022, the company only offered annual memberships.

The company collects revenues in advance and, in the case of annual and lifetime memberships, initially records them as deferred revenues. Annual memberships are recognized monthly over the membership period on a straight-line basis, while lifetime memberships are recognized over a two-year period as the company estimates that a customer receives the most benefit from the membership during their first two years. Event revenue is recognized at the time of the event itself.

The company has determined that its performance obligations in relation to Heroic Coach are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. As the lifetime plan was only available after 1 year's participation in the program, the company assessed that the customer will likely attend class up to another one year.

Net revenues are affected by discounts and promotions.

Operating expenses largely consist of product development and engineering, salaries and wages, legal and professional fees, advertising expenses, event costs, and customer support.

- Our product development and engineering expenses consist primarily of costs incurred to the development, maintenance, and enhancement of our backend infrastructure, website, and mobile apps to deliver our Heroic social training platform and Heroic Coach products.
- Salaries and wages consist of payroll and related expenses for employees involved in product & engineering, marketing, data, experience design, operations, and human resources.
- Our legal and professional fees consist primarily of costs incurred in conjunction with ongoing compliance related to prior securities offerings, with ongoing securities offerings, with the procurement of intellectual property agreements, and general corporate counsel.
- Advertising expenses consist of costs incurred to publish ads across a range of online platforms, including Google Ads, the Apple App Store, Google Play Store, Facebook, Instagram, and podcast sponsorship.
- Event costs consist of expenses incurred to host and deliver live event offerings to our customers, including Hotel rooms, event space rental, Audio/Visual equipment, catering, merchandise, and on-site logistics.
- Customer support consists of expenses incurred to provide support to our customers via email, live chat, phone, video conferencing, and an online help center.

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Net Revenues

Net revenues increased by $2,649,425 from $2,028,707 for the year ended December 31, 2023 ("Fiscal 2023") to $4,678,132 for the year ended December 31, 2024 ("Fiscal 2024"), or by 130.60%. The increase in net revenues was due primarily to increases in Coach program enrollments and increased Event revenues During Fiscal 2023, the revenue mix split between Coach program enrollments and Membership subscriptions was approximately 42% and 49%, with events, book, royalty and other revenue representing 10%. During Fiscal 2024, the revenue mix split between Coach program enrollments and Membership subscriptions was approximately 56% and 15%, while Events represented another 22%, and Other revenue representing 7%.

Operating Expenses

Total operating expenses increased from $5,345,882 during Fiscal 2023 to $7,096,285 during Fiscal 2024, an increase of 32.74%. This increase was largely driven by the following:

Event costs increased from $580 in Fiscal Year 2023 to $699,964 in Fiscal Year 2024, an increase of 120,583%. This increase is due to hosting more in-person events for our customers.

Salary and wage expenses increased from $763,405 during Fiscal 2023 to $1,073,737 during Fiscal 2024, an increase of 40.65%. The increase was attributable to expanding our core team.

Legal and professional fees increased from $659,804 in Fiscal 2023 to $994,558 in Fiscal 2024, an increase of 50.74%. This increase was primarily attributable to increased use of third-party contractors.

Advertising expenses increased from $611,199 in Fiscal 2023 to $858,306 in Fiscal 2024, an increase of 40.43%. This increase is due to investing in new customer acquisition to grow the business.

Other Income/Expense

During Fiscal 2024, the company incurred $410,341 in interest expense, which was offset by $12,424 in interest income and $20,775 in other income compared to interest expense in Fiscal 2023 of $332,644, offset by $7,570 in interest income and $18,259 in other income.

Net Loss

As a result of the foregoing, we incurred a net loss of $2,795,295 in Fiscal 2024, compared to a net loss of $3,623,990 in Fiscal 2023.

Liquidity and Capital Resources

As of December 31, 2024, the company had $1,144,502 in cash and cash equivalents on hand. Deferred revenues at that date were $1,949,858. The company's operations have been financed to date through a combination of revenues generated by the sale of our products, the issuance of equity securities and convertible notes, a note issued by its founder and a PPP loan. We believe that the proceeds from our securities offerings, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months and beyond. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes ("2021 Notes"). The Company issued convertible promissory notes for an aggregate principal amount of $3,337,241 and $872,134 in 2022 and 2021, respectively, for an aggregate principal amount of $4,209,375 in the 2021 Notes. Interest accrues at a simple rate of 4% per annum and all the notes matured on December 31, 2023 and are currently in default. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency. In 2025, the 2021 Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2021 Notes was triggered and such notes were converted into 3,132,903 shares of Series A-1 Preferred Stock.

In September 2022, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of senior convertible notes in a private placement under Rule 506(c) of Regulation D (the "2022 Notes"). In June 2023, the company's Board of Directors increased the amount of 2022 Notes the company was authorized to issue to $5,000,000. As of December 31, 2023, the company had sold $2,724,510 of the 2022 Notes. In 2025, the 2022 Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12,

2025, the conversion of the 2022 Notes was triggered and such notes were converted into 3,393,651 shares of Series A-1 Preferred Stock.

In August 2022, the company was authorized by its Board of Directors to issue up to $5,000,000 in original principal amount of convertible notes ("2022 CF Notes"). The Company reduced the size of the offering to $1,000,000 in September 2022. The Company issued an aggregate principal amount in 2022 CF Notes of $456,205 and $465,225 in 2023 and 2022, respectively, for an aggregate principal amount of $921,430 in the 2022 CF Notes. In 2025, the 2022 CF Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2022 CF Notes was triggered and such notes were converted into 662,904 shares of Series A-1 Preferred Stock.

In August 2023, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of convertible notes ("2023 CF Notes"). The Company issued an aggregate principal amount of $54,621 in 2023 and $446,470 in 2024 in 2023 CF Notes. In 2025, the 2023 CF Notes were amended to decrease the Next Equity Financing threshold to $1,000,000. On March 12, 2025, the conversion of the 2023 CF Notes was triggered and such notes were converted into 341,390 shares of Series A-1 Preferred Stock.

Equity Issuances

In March, 2025, the company was authorized by its Board of Directors to sell up to $10,100,000 of Series A Preferred Stock at a per-share price of $1.8890. As of April 30, 2025, the company has closed on $2,503,363 for 1,325,232 shares of Series A Preferred Stock.

Trends

Optimize Enterprises Public Benefit Corporation had periods of profitability during the years before it merged with the company in 2021; the financial statements for those periods are not included in this Report. The content and platform acquired via Optimize have since been fully integrated into the Heroic app.

The company more than doubled its net revenues from 2023 to 2024.

Operating expenses also increased as the company continued to invest in product development, marketing, building out its internal team, and running more in-person events--alongside an increase in legal/professional fees.

This resulted in the company incurring net losses in Fiscal 2024.

Increases in revenue outpaced increases in expenses, leading to a significant reduction in net losses from the year prior.

Since 2023, revenues for the Heroic Coach increased significantly due to successful new customer acquisition efforts and lifetime membership sales. This was offset by a decrease in revenue from Heroic Premium membership due to decreased sign-ups compared to 2023.

In 2024, the company launched multiple new products (Heroic 1:1 Performance Coaching, Heroic Workshop Instructor Training, and Heroic Elite) to meet customer demand, fueling increases in revenues and laying a product foundation to serve customers in coming years.

In 2024, the company increased its in-person event activities, significantly increasing revenues in that department, offset by increased expenses. The company may elect to host additional community events in the future.

In 2024, the company continued investing resources towards Enterprise partnerships across Corporate, Education, Sports, and Military, seeing revenue increases year over year. The company may elect to continue pursuing such relationships.

Since 2023, our salaries and wages expenses increased as we built out our internal team. We may elect to continue developing the team as needed to meet the demands of the business.

In 2024, the company decreased overall activities in its book publishing unit after successfully publishing the company's first book, *Areté: Activate Your Heroic Potential* by Brian Johnson in November, 2023. Royalty revenues increased in 2024 as the first book had more time to sell. The company plans to publish additional books through the imprint: Heroic Blackstone.

Going forward, the Company's growth and profitability will depend upon our ability to market our products and acquire new customers, while continuing to develop the Heroic app, training programs, and events such that they delight our community. We may elect to continue investing heavily on these activities to increase our growth trajectory, which may decrease profitability.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Heroic Enterprises, Public Benefit Corporation

A Delaware Public Benefit Corporation

Consolidated Financial Statements
December 31, 2024 and 2023

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Heroic Enterprises, Public Benefit Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heroic Enterprises, Public Benefit Corporation ("the Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audits of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements.

Critical Audit Matter Description

The Company's membership and coaching revenue is collected in advance and is recognized over time. Calculations and accounting for the revenue require management's judgements related to the timing of their performance obligation and its estimates for refunds.



How the Critical Audit Matter Was Addressed in the Audits

Our audit procedures related to evaluating the Company's accounting for revenue and related accounts included the following, among others:

- Independent assessment of the Company's revenue recognition policy and compliance with ASC 606.

- Sampling and substantively testing revenue and related accounts.

- Independent assessment of the refund estimates performed involving independent calculations and comparing the conclusions reached by the audit team with those of management.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2021.

Spokane, Washington
April 30, 2025

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2024 and 2023

	2024	2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,144,502	$ 509,373
Accounts receivable, net	103,750	72,950
Royalty receivable	10,745	6,007
Escrow receivable	335,003	159,258
Prepaid expenses	91,847	31,538
Deposit	17,000	17,000
Total Current Assets	1,702,847	796,126
Non-Current Assets:		
Property and equipment, net	5,522	28,451
Intangible assets, net	-	6,446
Total Non-Current Assets	5,522	34,897
TOTAL ASSETS	$ 1,708,369	$ 831,023
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ 325,140	$ 136,549
Accrued expenses	123,262	151,628
Deferred revenue	1,949,858	1,701,711
Sales tax payable	209,101	170,291
Convertible notes payable, net of issuance costs - current portion	10,455,336	5,053,400
Interest payable - current portion	815,350	368,605
Total Current Liabilities	13,878,047	7,582,184
Non-Current Liabilities:		
Convertible notes payable, net of issuance costs - net of current portion	-	2,635,841
Interest payable - net of current portion	-	56,105
Total Non-Current Liabilities	-	2,691,946
TOTAL LIABILITIES	13,878,047	10,274,130
Commitments and Contingencies	-	-
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 7,752,170 shares issued and outstanding as of both December 31, 2024 and 2023	775	775
Series 1 Common Stock, $0.0001 par, 30,200,000 shares authorized, 56,375 shares issued and outstanding as of both December 31, 2024 and 2023	6	6
Series 2 Common Stock, $0.0001 par, 14,800,000 shares authorized, 14,794,491 shares issued and outstanding as of both December 31, 2024 and 2023	1,479	1,479
Treasury stock	(2,828,733)	(2,828,733)
Additional paid-in capital	12,951,008	12,882,284
Accumulated deficit	(22,294,213)	(19,498,918)
Total Stockholders' Equity/(Deficit)	(12,169,678)	(9,443,107)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 1,708,369	$ 831,023

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	2024	2023
Net revenues	$ 4,678,132	$ 2,028,707
Operating Expenses:		
Product development and engineering	1,562,195	1,689,053
Salaries and wages	1,073,737	844,124
Legal and professional fees	994,558	659,804
Advertising	858,306	611,199
Event costs	699,964	580
Customer support	499,502	404,206
Marketing professional services	382,462	326,304
Software and subscriptions	376,736	308,724
Merchant fees	143,027	95,912
Professional development and training	129,925	73,702
Hosting fees	75,795	61,674
Taxes and licenses	46,656	28,193
Depreciation and amortization	33,811	56,845
Office supplies	23,032	22,224
Insurance	18,368	16,056
Utilities	3,622	7,523
Rent	2,459	1,568
Others	172,130	138,191
Total Operating Expenses	7,096,285	5,345,882
Loss from operations	(2,418,153)	(3,317,175)
Other Income/(Expense):		
Interest expense	(410,341)	(332,644)
Interest income	12,424	7,570
Others - net	20,775	18,259
Total Other Income/(Expense)	(377,142)	(306,815)
Loss before income tax	(2,795,295)	(3,623,990)
Provision for income taxes	-	-
Net loss	$ (2,795,295)	$ (3,623,990)
Weighted average common shares outstanding		
Series 1 Common Stock - Basic and Diluted	56,375	46,979
Series 2 Common Stock - Basic and Diluted	14,794,491	14,794,491
Net loss per common share		
Series 1 Common Stock - Basic and Diluted	$ (0.19)	$ (0.24)
Series 2 Common Stock - Basic and Diluted	$ (0.19)	$ (0.24)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2024 and 2023

| | Series Seed Preferred Stock | | Series 1 Common Stock | | Series 2 Common Stock | | Treasury Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholders' Equity/(Deficit) |
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2023	7,752,170	$ 775	56,375	$ 6	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,882,284	$ (19,498,918)	$ (9,443,107)
Stock compensation expense	-	-	-	-	-	-	-	-	68,724	-	68,724
Net loss	-	-	-	-	-	-	-	-	-	(2,795,295)	(2,795,295)
Balance at December 31, 2024	7,752,170	$ 775	56,375	$ 6	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,951,008	$ (22,294,213)	$ (12,169,678)
Balance at December 31, 2022	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,707,931	$ (15,874,928)	$ (5,993,476)
Stock compensation expense	-	-	-	-	-	-	-	-	147,299	-	147,299
Exercise of options to purchase shares of Series 1 common stock	-	-	56,375	6	-	-	-	-	27,054	-	27,060
Net loss	-	-	-	-	-	-	-	-	-	(3,623,990)	(3,623,990)
Balance at December 31, 2023	7,752,170	$ 775	56,375	$ 6	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,882,284	$ (19,498,918)	$ (9,443,107)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	2024	2023
Cash flows from operating activities		
Net loss	$ (2,795,295)	$ (3,623,990)
Adjustments to reconcile net loss to net cash used		
in operating activities:		
Interest expense on convertible notes	390,640	299,132
Stock compensation expense	68,724	147,299
Depreciation and amortization	33,811	56,845
Amortization of debt issuance costs	19,701	33,512
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(30,800)	(47,950)
(Increase)/Decrease in escrow receivable	(175,745)	(29,244)
(Increase)/Decrease in prepaid expenses	(60,309)	108,047
(Increase)/Decrease in due from royalty receivable	(4,738)	(6,007)
Increase/(Decrease) in accounts payable	188,591	(49,819)
Increase/(Decrease) in accrued expenses	(28,366)	38,882
Increase/(Decrease) in deferred revenue	248,147	549,400
Increase/(Decrease) in sales tax payable	38,810	27,804
Net cash used in operating activities	(2,106,829)	(2,496,089)
Cash flows from an investing activity		
Purchase of property and equipment	(4,436)	-
Net cash used in an investing activity	(4,436)	-
Cash flows from financing activities		
Proceeds from issuance of convertible notes	2,773,305	2,657,031
Debt issuance costs	(26,911)	(27,431)
Proceeds from exercise of option to purchase common stock	-	27,060
Net cash provided by financing activities	2,746,394	2,656,660
Net change in cash	635,129	160,571
Cash at beginning of the year	509,373	348,802
Cash at end of the year	$ 1,144,502	$ 509,373
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company" or "Heroic") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation ("Optimize"), a public benefit corporation organized on July 16, 2014 under the laws of Delaware and which was under common control with the Company. As a result of the merger, the separate corporate existence of Optimize ceased and the Company survived the merger.

On April 21, 2022, the Company formed Heroic CF SPV LLC (the "SPV") as a Delaware limited liability company to serve the limited purpose of acquiring, holding, and disposing of securities issued by the Company. The securities in the Company's Regulation CF offering were issued by both the Company and the SPV.

The proceeds from the offering from the issuance of the SPV interests were invested immediately into the Notes issued by the Company (See Note 5). The SPV is the legal owner of the Notes issued under the Regulation CF offering. Investors in the Regulation CF offering own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Notes (and the shares into which they convert) as if they had invested directly with the Company. The Company is the SPV's managing member and exerts full control of the entity under the terms of the SPV's operating agreement. Therefore, the SPV is consolidated with the Company, though as discussed below it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

Proceeds from the issuance of the SPV interests issued under the Regulation CF offerings that was invested to the Notes issued by the Company amounted to $446,470 and $510,846 for the years ended December 31, 2024 and 2023, respectively (see Note 5).

Aggregate balance of proceeds from the issuance of the SPV interests issued under the Regulation CF offerings that was invested to the Notes issued by the Company amounted to $1,423,841 and $977,371 as of December 31, 2024 and 2023, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include all accounts of Heroic Enterprises, Public Benefit Corporation, Optimize Enterprises, Public Benefit

Corporation, and Heroic CF SPV LLC. All significant intercompany transactions have been eliminated in consolidation.

In accordance with Accounting Standards Codification (ASC) 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Heroic CF SPV LLC is a special purpose vehicle with the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. Accordingly, it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations. The Company adopted the calendar year as its basis of reporting.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in consolidated financial statements for details on the Company's business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Company's CODM has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company. Based on management's assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory risks, primarily around changing digital media regulations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, all of the Company's cash and cash equivalents were held at one accredited financial institution and the Company had cash of $644,501 and $102,564 in excess of federally insured limits, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. No deferred offering costs were recognized as of December 31, 2024 and 2023.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which the Company estimated to be three years for its computer and equipment and website. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets during the year ended December 31, 2024 and 2023.

Impairment of Long-Lived Assets (Property and Equipment, Intangible Assets)

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible assets was recognized for the years ended December 31, 2024 and 2023.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Membership

The Company collects revenues in advance for its memberships and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the membership agreements with customers (i.e., to provide customer access to the online database of Company content) are satisfied through the passage of time of the underlying membership period, which are monthly, annually or lifetime. Monthly memberships are recognized upon completion of the month of service, annual memberships are recognized monthly over the membership period on a straight-line basis while lifetime memberships are recognized over a two-year period as the Company estimated that a user consumes/receives the most benefit from the membership during their first two years.

Coach Training Program

The Company collects revenues in advance for its coach training program and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the coaching agreements with customers (i.e., to provide access to a class that contains specific content for that launched class) are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. Annual and lifetime plan revenues are recognized monthly over a one-year period on a straight-line basis. As the lifetime plan may be availed after attending the first class, the Company assessed that the customer will likely attend class up to another one year.

Royalty

The Company provides another party rights to manufacture, distribute, sell, rent, market, and promote copies of the literary works owned by the Company. The Company has determined that its performance obligation in relation to royalty agreements (i.e. continuous access to the literary works of the Company) are recognized based on sales generated by the other party as principal with the Company as agent to the transactions and are recognized upon usage generating royalty obligations at the net amount due to the Company.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Others

Other revenue of the Company consists of delivering goods and services to the customer (i.e., agreed upon merchandise or providing a speaker to an event). The Company has determined that the performance obligation to these agreements are recognized based on when the agreed upon goods or services are delivered and are recognized at a point in time.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2024 and 2023, $335,003 and $159,258, of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheets. Accounts receivables from customers amounted to $103,750 and $72,950 as of December 31, 2024 and 2023, respectively. Royalty receivable from customers amounted to $10,745 and $6,007 as of December 31, 2024 and 2023, respectively. No allowance for expected credit loss has been recognized for these receivables

92% and 90% of accounts receivables are due from two customers as of December 31, 2024 and 2023, respectively. 100% of the royalty receivable is due from one customer as of December 31, 2024 and 2023.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $1,949,858 and $1,701,711 as of December 31, 2024 and 2023, respectively, recognized as deferred revenue in the consolidated balance sheets.

Revenue recognized in 2024 from deferred revenue outstanding as of December 31, 2023 amounted to $1,003,349. Revenue recognized in 2023 from deferred revenue outstanding as of December 31, 2022 amounted to $784,220.

Refund Liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Company ultimately expects it will have to return to the customer. The Company updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of the reporting period.

Disaggregated Revenue Information

		2024		2023
Type of revenue:				
Coaching	$	2,598,576	$	855,436
Events		1,048,538		17,250
Membership		703,887		983,923
Royalty		182,420		6,007
Book Revenue		24,832		71,592
Others		119,879		94,499
Total revenue from contracts with customers	$	4,678,132	$	2,028,707
Timing of revenue recognition:				
Services transferred over time	$	3,302,463	$	1,839,359
Services transferred at a point in time		1,375,669		189,348
	$	4,678,132	$	2,028,707

Presentation of Sales Taxes

Certain states impose a sales tax on the Company's sales to nonexempt customers. The Company collects sales tax from customers and remits the entire amount to the states. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenues and cost of sales.

Sales tax payables amounted to $209,101 and $170,291 as of December 31, 2024 and 2023, respectively.

Operating Expenses

The Company presents its operating expenses by nature in the categories presented on the consolidated statements of operations. The operating expenses are inclusive of all its operational expenses from the functions selling, general, and administrative ("SG&A").

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred and recorded as product development and engineering expenses on the consolidated statements of operations.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company records expense for stock-based awards issued with only service-based vesting conditions using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2024 and 2023, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $22,294,213 as of December 31, 2024, has sustained net losses of $2,795,295 and $3,623,990 for the years ended December 31, 2024 and 2023, respectively, has incurred negative cash flows from operations for both the years ended December 31, 2024 and 2023, and has limited liquid assets to satisfy its obligations as they come due, with cash of $1,144,502 and a working capital deficit of $12,175,200 as of December 31, 2024. The Company is also in default on its various note obligations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce operating cash flows and/or to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. Management plans continue to raise capital (see Note 10), produce revenues to support cash flow, and continue to cut and/or control costs as necessary to ensure the business is able to meet its obligations as they come due. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2024 and 2023, property and equipment and intangible asset consisted of the following:

	2024	
	Computer & equipment	**Website**
Cost	$ 134,618	$ 102,711
Less: Accumulated depreciation and amortization	(129,096)	(102,711)
Net Book Value	$ 5,522	$ -

	2023	
	Computer & equipment	**Website**
Cost	$ 130,182	$ 102,711
Less: Accumulated depreciation and amortization	(101,731)	(96,265)
Net Book Value	$ 28,451	$ 6,446

The Company's intangible asset consists of website domains, which were purchased from third parties at the recorded cost.

Depreciation and amortization totaled $33,811 and $56,845 for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, no impairment in value of property and equipment or intangible assets was recognized. As of December 31, 2024, the cost of fully depreciated assets still being used by the Company amounted to $111,203 for property and equipment and $102,711 for intangible assets.

NOTE 5: CONVERTIBLE NOTES

In 2021, the Company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes.

In 2022, the Company's Board of Directors authorized the issuance of Senior Convertible Notes pursuant to Rule 506 (c) of Regulation D offerings.

In 2022, the Company's Board of Directors approved to include, in its Regulation CF Offering, to sell up to $1,000,000 in Senior Convertible Promissory Notes to Heroic CF SPV LLC, which issued membership interests as mentioned in Note 1.

In 2023, the Company's Board of Directors approved to include, in its Regulation CF Offering, to sell up to $1,000,000 in Senior Convertible Promissory Notes to Heroic CF SPV LLC, which issued membership interests as mentioned in Note 1.

The Company issued various convertible promissory notes from 2021 to 2024 with aggregate cumulative balance as of December 31, 2024 as follows:

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Year	Amount authorized	Amount issued	Accrued interest
2021 Convertible Notes Regulation D Offering	$10,000,000	$ 4,209,375	$ 492,376
2022 Senior Convertible Notes Regulation D Offering	4,850,520	4,850,520	240,260
2022 Regulation CF Offering	1,000,000	922,750	71,855
2023 Regulation CF Offering	1,000,000	501,091	10,859
Total	$16,850,520	$10,483,736	$ 815,350

Interest for all these notes accrue at a simple rate of 4% per annum. All of these notes are unsecured.

Aggregate principal balance of all issued convertible promissory notes amounted to $10,483,736 and $7,711,256 as of December 31, 2024 and 2023, respectively. 2021 Notes are in default, due and demandable as of December 31, 2024 and 2023. 2022 Senior Convertible Notes will mature on December 31, 2025.

Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date, at the election of the holders of a majority-in-interest, at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion.

Interest expense on these notes amounted to $390,640 and $261,048 during the years ended December 31, 2024 and 2023, respectively. The Company incurred fees of $26,911 and $27,431 in the years ended December 31, 2024 and 2023, respectively, in conjunction with the issuance of these notes, which were reported as direct deduction from the face amount of the convertible notes and are amortized on the effective interest rate method to interest expense over the contractual life of these notes. Interest expense from amortization of these issuance costs amounted to $19,701 and $71,596 for the years ended December 31, 2024 and 2023, respectively. Unamortized issuance costs amounted to $28,400 and $21,190 as of December 31, 2024 and 2023, respectively.

The aggregate carrying value of these convertible notes amounted to $10,455,336 and $7,689,241 as of December 31, 2024 and 2023, respectively. Interest payable amounted to $815,350 and $424,710 as of December 31, 2024 and 2023, respectively.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company's third amended and restated articles of incorporation authorized 55,000,000 shares of stock, consisting of 45,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock is divided into two series, designated as Series 1 Common Stock consisting of 30,200,000 shares, and as Series 2 Common Stock consisting of 14,800,000 shares. The preferred stock is designated as Series Seed Preferred Stock consisting of 10,000,000 shares.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock.

Conversion

Each share of Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable original issue price for the relevant series by the applicable conversion price for such series or (ii) automatically into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective conversion rate for such share upon (i) the closing of a firm commitment underwritten initial public offering covering the offer and sale of Common Stock or (ii) the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class.

Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock (i) at the option of the holder thereof at any time upon written notice to the Company or (ii) automatically into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the affirmative vote of the holders of Series 2 Common Stock representing a majority of the voting power of the outstanding shares of Series 2 Common Stock. In addition, each share of Series 2 Common Stock will automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the occurrence of a transfer of such share that is not a Permitted Transfer (as defined in the Company's Charter).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of preferred stock held by such holder could be converted as of the record date, excluding fractional shares.

Each holder of shares of Series 1 Common Stock shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

Each holder of shares of Series 2 Common Stock shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

Series 2 Common Stock

14,794,491 shares of Series 2 Common Stock are issued and outstanding as of both December 31, 2024 and 2023.

Series 1 Common Stock

In February 2023, 56,375 options to purchase Series 1 Common Stock at $0.48 per share were exercised for total proceeds of $27,060. 56,375 shares of Series 1 Common Stock are issued and outstanding as of both December 31, 2024 and 2023.

Series Seed Preferred Stock

As of both December 31, 2024 and 2023, a total of 7,752,170 shares of Series Seed Preferred Stock are issued and outstanding.

2021 Equity Incentive Plan

On September 8, 2021, the Company's Board of Directors adopted and the Company's stockholders approved the 2021 Equity Incentive Plan which provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The aggregate number of shares of common stock that may be issued pursuant to stock awards from and after the effective date will not exceed 2,500,000 shares and the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 5,000,000 shares of common stock.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

Summary of share options activities for the years ended December 31, 2024 and 2023 are as follows:

	December 31, 2024		December 31, 2023	
	Options	**Weighted Average Exercise Price**	**Options**	**Weighted Average Exercise Price**
Outstanding - beginning of year	1,839,245	$ 0.48	1,895,620	$ 0.48
Granted	-	$ -	-	$ -
Expired	(331,817)	$ 0.48	-	$ -
Exercised	-	$ -	(56,375)	$ 0.48
Outstanding - end of year	1,507,428	$ 0.48	1,839,245	$ 0.48
Exercisable at end of year	1,126,310	$ 0.48	877,726	$ -
Intrinsic value of options outstanding at year-end	$ -		$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	7.42		8.42	
Weighted average duration (years) to expiration of exercisable options at year-end	7.37		8.35	

No stock options were granted to employees and directors in 2024 and 2023.

Stock based compensation expense related to these share options amounted to $68,724 and $147,299 for the years ended December 31, 2024 and 2023, respectively.

The unrecognized compensation costs of $106,664 as of December 31, 2024 will be recognized as follows:

December 31,	
2025	$ 65,385
2026	41,279
	$ 106,664

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2024 and 2023 and for the years then ended

NOTE 7: RELATED PARTY TRANSACTIONS

A family member of the Company's Founder/Chairman provided the Company with consulting services for $60,600 in both years ended December 31, 2024 and 2023. These were charged to operating expenses.

$15,150 and $0 was outstanding as of December 31, 2024 and 2023, respectively, and was included in accounts payable on the consolidated balance sheets.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $ 4,005,978 and $3,450,281, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. For the year ended December 31, 2024, the increase in valuation allowance was $555,697. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2024 and 2023, the Company had net operating loss carryforwards available to offset future taxable income in the amount of approximately $19.08 million and $16.43 million, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2024 tax years remain open to examination.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures. This update enhances the disclosure requirements for reportable segments, primarily by requiring the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss. The amendments also permit the disclosure of multiple measures of segment profit or loss if such measures are used by the CODM to assess segment performance and allocate resources. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard effective January 1, 2024. The Company is currently evaluating the impact of adopting ASU 2023-07 on its financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Stock Options

On March 4, 2025, the Board of directors approved the increase of Series 1 Common Stock reserved under the 2021 Equity Incentive Plan from 2,500,000 to 6,808,251.

From January 1, 2025 through April 30, 2025 the Company issued options through the plan for the purchase of 992,572 shares of Series 1 common stock with exercise price of $0.48 per share.

In addition, in consideration for taking the position of CEO, the Company issued 1,422,472 Common Stock options outside the plan to its CEO on February 24, 2025.

Series A Preferred Stock Financing
On March 4, 2025, the Board of Directors approved the plan to sell up to 5,400,000 shares of stock to be designated as Series A Preferred stock at a $1.889 per share. From January 1, 2025 through April 30, 2025 the Company received $2,503,363 of investments for 1,325,232 Shares of Series A Preferred stock.

Amendment and Restatement of Certificate of Incorporation

On March 4, 2025, the Board of Directors approved to amend and restate the Company's Third Amended and Restated Certificate of Incorporation to:

   i.   Increase the authorized shares of Company's common stock to 60,500,000 shares. 45,700,000 of these shares are designated as "Series 1 Common Stock" and the remaining 14,800,000 are designated as "Series 2 Common Stock".
   ii. Increase the authorized shares of Company's preferred stock from 10,000,000 to 20,500,000 shares. 7,800,000 of these shares will be designated as "Series Seed Preferred Stock" (decreased from 10,000,000 shares), 5,400,000 shares will be designated to a new series of preferred stock referred to as "Series A Preferred stock" and the remaining 7,300,000 shares will be designated to a new series of preferred stock referred to as "Series

A-1 Preferred Stock. The Series A-1 Preferred stock will be issued upon the conversion of outstanding convertible notes.

Approval and Ratification of Convertible Notes Payable

On March 4, 2025, the Board of Directors formally ratified and approved all the Convertible notes issued from 2021 to 2024.

Conversion of Convertible Notes Payable

The approval and ratification of the Convertible Notes payable and the offering of Series A preferred stock triggered the conversion features of the Convertible Notes Payable. As previously mentioned, these convertible notes payable will be converted into shares of Series A-1 Preferred Stock.

On March 12, 2025, Convertible Notes payable with total aggregate amount of $11,380,721 (principal amount of $10,483,736 and accrued interest of $896,985) was approved to be converted into 7,530,848 shares of Series A- Preferred Stock. However, the previously approved authorized shares of 7,300,000 shares was not sufficient to cover all of these shares. The company has filed corrective documentation with the State of Delaware and anticipates the issue to be remedied within 2-6 weeks from the date of this report. At such time and assuming no further sales of Series A Preferred Stock in the company's ongoing offering, the company will have 7,530,848 shares of Series A-1 Preferred Stock outstanding.

Heroic CF SPV, LLC
A Delaware Limited Liability Company

Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2024 and 2023

HEROIC CF SPV, LLC
TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Heroic CF SPV, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Heroic CF SPV, LLC ("the Company") as of December 31, 2024 and 2023, and the related statements of operations, changes in members' equity, and cash flows for the years ended December 31, 2024 and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audits of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2022.

Spokane, Washington
April 30, 2025

Heroic CF SPV, LLC
BALANCE SHEETS
As of December 31, 2024 and 2023

	December 31, 2024	December 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ -	$ -
Convertible notes receivable, related party	1,423,841	-
Accrued interest receivable, related party	82,714	-
Total Current Assets	1,506,555	-
Non-current Assets:		
Convertible notes receivable, related party	-	976,546
Accrued interest receivable, related party	-	35,492
Total Non-current Assets	-	1,012,038
TOTAL ASSETS	$ 1,506,555	$ 1,012,038
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Due to a related party	$ -	$ -
Total Liabilities	-	-
Members' Equity:	1,506,555	1,012,038
Total Members' Equity	1,506,555	1,012,038
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,506,555	$ 1,012,038

See accompanying Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these financial statements.

-2-

Heroic CF SPV, LLC
STATEMENTS OF OPERATIONS
For the years ended December 31, 2024 and 2023

	2024	2023
Net Revenues	$ -	$ -
Operating expenses:		
General and administrative expense	-	-
Total operating expenses	-	-
Income from operations	-	-
Other Income:		
Interest income, related party	47,222	31,289
Total Other Income	47,222	31,289
Net Income	$ 47,222	$ 31,289

Heroic CF SPV, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For the years ended December 31, 2024 and 2023

	Total Members' Equity
Balance at December 31, 2022	$ 470,728
Membership subscriptions	510,021
Net income	31,289
Balance at December 31, 2023	1,012,038
Membership subscriptions	447,295
Net income	47,222
Balance at December 31, 2024	$ 1,506,555

Heroic CF SPV, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

	2024	2023
Cash Flows from Operating Activities		
Net income	$ 47,222	$ 31,289
Adjustments to reconcile net income to net cash used in operating activities:		
Non-cash interest income on convertible notes, related party	(47,222)	(31,289)
Net Cash Used in Operating Activities	-	-
Net Change In Cash	-	-
Cash at Beginning of Year	-	-
Cash at End of Year	$ -	$ -
Supplemental Disclosure of Cash Flow Information:		
Purchase of convertible notes receivable, related party, paid by member subscriptions	$ 447,295	$ 510,021

Heroic CF SPV, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

NOTE 1: NATURE OF OPERATIONS

Heroic CF SPV, LLC (the "Company") was incorporated on April 21, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company is headquartered in Austin, Texas. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager").

The Company is dependent upon its Manager for additional capital resources and payment of its ongoing expenses and obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Segment Reporting

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company's internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company's business segments.

The Company uses the management approach to determine reportable operating segments. The management approach considers the internal organization and reporting used by the Company's chief operating decision maker ("CODM") for making decisions, allocating resources and assessing performance. The Company's CODM has been identified as the Chief Executive Officer, who reviews results when making decisions about allocating resources and assessing performance of the Company. Based on management's assessment, the Company determined that it has only one operating segment and therefore one reportable segment as defined by ASC 280.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2024 and 2023, the Company has not established a deposit account with a financial institution.

Risks and Uncertainties

The Company has a limited operating history. The Company is reliant upon the success of its Manager, who's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to the members' equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company does not expect to earn any revenue.

<u>Expenses</u>

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Under the terms of the Company's operating agreement, the Manager is responsible for all expenses of the Company, which are expected to primarily include accounting and other administrative expenses as the Company has no operations aside from holding the convertible notes in the Manager.

<u>Income Taxes</u>

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the members on their individual tax returns. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is dependent upon its Manager for payments of its expenses and other obligations and is wholly reliant on the success of its Manager for any future proceeds from its investments in the Manager's convertible notes. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its Manager financing its expenses and other obligations, the continuation of its Manager as a going concern, and its Manager's ability to satisfy its obligations to the Company under the convertible notes held by the Company. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES RECEIVABLE

The Company invested all of its subscriptions into convertible notes of its Manager, as discussed in Note 5. The Company invested in $446,470 ("2024 Notes") and $510,846 ("2023 Notes") in 2024 and 2023, respectively, for an aggregate principal amount of $1,423,841 and $977,371 as of December 31, 2024 and 2023, respectively. These notes are Manager's convertible notes issued under the Manager's Regulation CF offering that commenced in August 2022.

Convertible notes as of December 31, 2024 comprise of the following (based on year of issuance):

Year	Amount
2022 Notes	$ 466,525
2023 Notes	510,846
2024 Notes	446,470
Total	$ 1,423,841

These notes accrue interest at 4% and will mature on December 31, 2025, if not otherwise converted or repaid prior to such.

Interest income of $47,222 and $31,289 was recognized on these notes for the years ended December 31, 2024 and 2023, respectively. The outstanding balance of interest receivable amounted to $82,714 and $35,492 as of December 31, 2024 and 2023, respectively.

The convertible notes contain conversion rights if and upon the next equity financing of the Manager of at least $10,000,000 at a 20% discount to the pricing in the triggering round or at a valuation cap of $50,000,000 on the fully diluted capitalization of the Manager. If and upon a corporate transaction, the Company may elect to either receive the then outstanding principal and accrued interest or such amount as would be payable if the convertible notes were converted to the Manager's stock at a $50,000,000 valuation on the Manager's fully diluted capitalization. At maturity, the majority of the holders of the Company's equity interests may elect to convert the convertible notes into the Manager's Series 1 Common Stock at a valuation of $50,000,000 on the Manager's fully diluted capitalization.

NOTE 5: MEMBERS' EQUITY

The Company is a Limited Liability Company formed on April 21, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager"). Under the Company's operating agreement terms, the Manager has wide discretion in the management and decision making of the Company and effectively exercises full control of the Company.

The securities in the Manager's Regulation CF offering were issued by both the Manager and the Company. The proceeds from the offering from the issuance of the Company's interests were invested immediately in the convertible notes issued by the Manager (the "CF Notes") (see Note 4). The Company is the legal owner

Heroic CF SPV, LLC
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023

of the CF Notes. Investors in the Regulation CF offering own membership interests in the Company. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Notes (and the shares into which they convert) as if they had invested directly with the Manager.

During the year ended December 31, 2023 the Company issued membership interests to investors in the Manager's Regulation CF offering for total subscriptions of $510,846.

During the year ended December 31, 2024 the Company issued membership interests to investors in the Manager's Regulation CF offering for total subscriptions of $446,470.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The standard's main goal is to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope and to replace the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The Company will be required to use a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted this guidance effective January 1, 2023, and the adoption of this standard did not have a material impact on its financial statements

In November 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, *Segment Reporting* (Topic 280): Improvements to Reportable Segment Disclosures. This update enhances the disclosure requirements for reportable segments, primarily by requiring the disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker (CODM) and included in each reported measure of segment profit or loss. The amendments also permit the disclosure of multiple measures of segment profit or loss if such measures are used by the CODM to assess segment performance and allocate resources. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard effective January 1, 2024. The Company is currently evaluating the impact of adopting ASU 2023-07 on its financial statements and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Conversion of Convertible Notes Receivable

On March 12, 2025, the conversion feature of the Convertible Notes held by the Company was triggered and all of the Convertible Notes held by the Company amounting to $1,517,696 ($1,423,841 principal and $93,855 interest) was converted to 1,004,294 shares of Series A-1 Preferred Stock of the Manager.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2025 the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEROIC ENTERPRISES, PUBLIC BENEFIT
CORPORATION

/s/ Michael Balchan

By Michael Balchan

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Balchan

Michael Balchan, Chief Executive Officer, Principal Financial Officer, and Principal Accounting Officer

Date: April 30, 2025

/s/ Brian Johnson

Brian Johnson, Director

Date: April 30, 2025